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                                                                    EXHIBIT 23.2

The Board of Directors
NORFOLK SOUTHERN CORPORATION:

We consent to incorporation by reference in the registration statement on Form S-3 of Norfolk Southern Corporation of our report dated as of January 28, 1997, except as to the second and third paragraphs of Note 15, which are as of February 12, 1997, relating to the consolidated balance sheets of Norfolk Southern Corporation and subsidiaries as of December 31, 1996, and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and the related consolidated financial statement schedule, which report appears in the December 31, 1996, annual report on Form 10-K of Norfolk Southern Corporation and subsidiaries. We also consent to the reference to our firm under the heading "Experts" in the prospectus.

KPMG PEAT MARWICK LLP

Norfolk, Virginia


May 12, 1997